UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARVANA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

043279 20 7

(CUSIP Number)

Altaf Nazerali

3001-788 Richards Street

Vancouver, British Columbia

Canada V6B 0C7

Telephone: (604) 628-7597

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 043279 20 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altaf Nazerali

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) Not applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

15,624 (indirect)

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

15,624 (indirect)

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,624 shares of common stock (indirect ownership)(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.01%(2)

14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The Reporting Person has beneficial ownership over the common shares reported hereto held by Valor Invest Ltd.

(2) The given percentage is calculated by dividing the aggregate number of shares of common stock beneficially owned by the Reporting Person (15,624) by the total number of shares effectively outstanding at May 10 2022, as reported in the Issuer’s Form 10-Q filed with the Commission on May 18, and to date.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, par value $0.001, of Arvana Inc., a Nevada corporation with principal executive offices located at 299 Main Street, 13th Floor, Salt Lake City, Utah 84111. The Issuer has 34,148,518 shares of common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Altaf Nazerali (“Reporting Issuer”)
(b)	3001-788 Richards Street, Vancouver, British Columbia V6B 0C7 Canada
(c)	Business consultant
(d)	No
(e)	No
(f)	Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person with related entities namely Valor Invest Ltd. and International Portfolio Management, Inc., and certain persons entered into an Agreement for the Sale and Purchase of Common Stock (“Agreement”) with Bondock LLC (“Bondock”), dated effective May 10, 2022, whereby control of the Issuer was transferred in a private sale transaction in exchange for a promissory note issued to the respective sellers in an aggregate amount of two million dollars ($2,000,000) due on or before May 9, 2024 (as reported on Form 8-K filed with the Commission on May 18, 2022). Further to the Agreement, the Reporting Person sold and caused the named related entities to sell 26,387,590 shares of the Issuer’s common stock (as reported on Form 4 filed with the Commission on May 20, 2022) to Bondock.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person with related entities and certain persons determined to sell a controlling interest to Bondock as an inducement for it to secure capital to acquire an operating asset or develop operations for the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person beneficially owns 15,624 shares of the Issuer’s common stock or < 0.01% of its outstanding shares.
(b)	The Reporting Person has the sole legal title to the shares of common stock reported hereby with the power to dispose or direct the disposition of said shares.
(c)	Other than as set forth above, there have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty (60) days.
(d)	The Reporting Person knows of no plans by the Issuer to issue dividends.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has no knowledge of any contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer other than is described in Items 4 and 5 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description	Narrative
10.01	Agreement for the Sale and Purchase of Common Stock between Aly Nazerali, International Porfolio Management, Inc., Valor Invest, Ltd., 681315 B.C. Ltd., John Baring, Raymond Wicki and Bondock LLC dated May 10, 2022	Change in Control of the Issuer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2022

/s/ Altaf Nazerali

Altaf Nazerali

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

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